November 9, 2004


VIA U.S. MAIL AND FACSIMILE (626) 585-5929

Christopher K. Davis, Esq.
Vice President and General Counsel
Everest Properties
155 N. Lake Ave., #1000
Pasadena, CA 91101

Re:	Boston Financial Qualified Housing Tax Credits L.P. II
	Schedule TO-T/A filed on November 4, 2004, by Everest Housing Investors 2, L.P. and Everest Properties, Inc.
	File No. 5-80085

Dear Mr. Davis:

      We have the following comments on the above-referenced filing.

Determination of Offer Price, page 9

1. We note your amendment and response regarding prior comment number seven. Please note that Exchange Act Release No. 34-43069 has been adopted by the Securities and Exchange Commission and as such is interpretive guidance intended to help bidders, subject companies and others participating in tender offers meet their obligations under the applicable statutes and rules, including the antifraud provisions. Such release was declared effective on July 31, 2000. Please keep this in mind for future filings with the Commission.

2. We note your response to our closing comments. Please provide, in writing, a statement from the bidders acknowledging that:

* the bidders are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Such letter should be filed on EDGAR as a correspondence.

      You may direct questions to me at (202) 942-2903.  You may also contact me via facsimile at (202) 942-9638.  Please send all
correspondence to us at the following ZIP Code:   20549-0303.

							Very truly yours,


							Celeste M. Murphy
							Attorney-Advisor
							Office of Mergers and
							Acquisitions